Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Six Months Ended
	June 30,				Year Ended December 31,
	2005		2004		2004		2003		2002		2001		2000
Earnings:
Income before equity in earnings and gain (loss) on equity transactions of equity investments	$71,827		$57,059		$117,386		$90,921		$88,923		$87,510		$108,992
Fixed charges before preferred distributions	70,339		51,426		118,212		101,144		89,417		91,305		104,337
Distributions from equity investments	11,303		12,726		24,572		27,404		27,195		26,651		30,294
Capitalized interest	—		—		—		—		(3,057)		(787)		(1,680)
Adjusted Earnings	$153,469		$121,211		$260,170		$219,469		$202,478		$204,679		$241,943

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$70,339		$51,426		$118,212		$101,144		$86,360		$90,518		$102,657
Capitalized interest	—		—		—		—		3,057		787		1,680
Preferred distributions	23,000		23,000		46,000		46,000		27,625		16,842		—
Combined Fixed Charges and Preferred Distributions	$93,339		$74,426		$164,212		$147,144		$117,042		$108,147		$104,337

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.6	x	1.6	x	1.6	x	1.5	x	1.7	x	1.9	X	2.3	x